Exhibit 11 - Statements Re: Computation of Per Share Earnings

FLORIDA COMMUNITY BANKS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and nine-month periods ended September 30, 2008 and 2007. Average shares outstanding have been retroactively adjusted on an equivalent share basis for the effects of the stock dividends and splits as discussed in the notes to the consolidated financial statements.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
Basic Earnings Per Share:
Net income (loss)	$(18,973,446)	$3,296,943	$(24,651,059)	$12,493,308

Earnings on common shares	$(18,973,446)	$3,296,943	$(24,651,059)	$12,493,308

Weighted average common shares outstanding - basic	7,918,217	7,909,664	7,918,119	7,909,664

Basic earnings per common share	$(2.40)	$0.42	$(3.11)	$1.58

Diluted Earnings Per Share: Net income (loss)	$(18,973,446)	$3,296,943	$(24,651,059)	$12,493,308

Weighted average common Shares outstanding - diluted	7,918,217	8,045,938	7,949,943	8,041,134

Diluted earnings per common share	$(2.40)	$0.41	$(3.10)	$1.55